Mail Stop 0407

      							April 7, 2005

Via U.S. Mail and Fax
Mr. Kendall W. Cowan
Chief Financial Officer
Alamosa Holdings, Inc.
5225 South Loop 289, Suite 120
Lubbock, TX 79424

	RE:	Alamosa Holdings, Inc. and Alamosa (Delaware), Inc.
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 3, 2005 and March 24, 2005
		File Nos. 001-16793 and 001-15657

Dear Mr. Cowan:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004
Alamosa Holdings, Inc.

Item 1.  Business, page 2

1. Refer to the 2nd paragraph on page 3 and explain to us in more detail the nature of this merger between Alamosa Sub I, Inc. and Alamosa PCS Holdings. Tell us if you applied purchase accounting when recording the acquisition of Alamosa PCS Holdings, Inc. and, if not, explain the basis for your accounting. Did Alamosa Holdings, Inc. or
Alamosa Sub I, Inc. have operations at the time of the merger? What percentage of Alamosa Holdings, Inc. common stock did the shareholders of Alamosa PCS Holdings, Inc. receive as a result of the merger? Please explain to us in detail how you accounted for this merger and clarify your disclosures.

Item 7.  Management Discussion and Analysis

Critical Accounting Policies

	Long-lived asset recovery, page 34

2. We note that you determined you have one asset group for purposes of testing long-lived assets for impairment. Given the geographically discrete nature of your operations, it is unclear to us how management determined that there is only one cash flow stream associated with the assets and liabilities of the Company.
Explain
to us in more detail your consideration of SFAS 144 in determining that you only have one asset group for purposes of testing long-lived assets for impairment.

Consolidated Statements of Operations, page F-6

3. It appears that the captions "Cost of service and operation" and
"Cost of products sold" excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue. Please revise your presentation in future filings to comply with SAB 11:B. Otherwise, please advise.

Note 3. Summary of Significant Accounting Policies

	Segment Disclosure - General

4. Revise your disclosures to comply fully with the SFAS 131 and advise us. Please identify for us your chief operating decision maker and explain to us what information he reviews when making decisions about resources to be allocated and when assessing performance. To assist us in our understanding of your operations, please provide us an organizational chart of the Company that identifies the various levels of management and summarizes their responsibilities.

   Revenue Recognition, page F-11

5. Refer to the paragraph bridging page F-11 and F-12 and explain to us why you consider it appropriate to allocate amounts charged to customers at the point of activation between the sale of handsets and the sale of wireless telecommunications services. Reference any specific sections of EITF 00-21 that supports this treatment.

6. Refer to the 1st paragraph on page F-12 and explain to us what customer acquisition related expenses are. In addition, tell us why the same amount of customer acquisition related expenses and activation fee revenue is deferred and amortized.

Goodwill and intangible assets, page F-12

7. We note on page F-18, when assessing goodwill for impairment, management concluded that the Company had a single reporting unit. In light of the holding company structure and the geographically discrete nature of the Company`s operations, it is unclear to us how management considered the guidance in paragraph 30 of SFAS 142. Please advise us in detail. Refer also to EITF Topic No. D-101 for additional guidance.

Note 4. Accounts Receivable, page F-15

8. Explain to us your basis in GAAP for presenting the Sprint roaming receivable net of amounts due from Sprint. Refer to paragraph 5 of
FIN 39 and tell us if the Company has a legally enforceable right of setoff. If so, please disclose this fact. Otherwise, please revise your balance sheet presentation.

Note 8. Leases, page F-19

9. Refer to the last paragraph on page F-19 where you state that the lease term for operating leases includes renewals in cases where renewals have been determined to be reasonably assured. Please provide us with the specific guidance within SFAS 13 that supports the use of these reasonably assured renewal periods as part of the lease term and clarify the basis for your accounting in your policy disclosure.

Note 15. Sprint Agreements, page F-29

10. Refer to the 2nd paragraph in this footnote where you discuss the new per-activation fee under the amended affiliation agreements with
Sprint. Explain to us the nature of the subscriber activation services and why you feel it is appropriate to classify these expenses as marketing expenses rather than cost of service and operation or cost of products sold.

Form 8-K/A filed on March 11, 2005

11. Under Item 9.01 of this Form 8-K, you state "The required financial statements of AirGate as of and for the fiscal year ended
September 30, 2004 are incorporated by reference to Exhibit 99.4 hereto". However, we note that Exhibit 99.4 was not filed with this
Form 8-K. Please file an amended 8-K that includes the required financial statements of AirGate.

To the extent applicable, please also comply with the above comments for the Alamosa (Delaware), Inc. 10-K.

*    *    *    *

      As appropriate, please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Adam Washecka, Staff Accountant, at (202)
824-
5569 or Robert S. Littlepage, Jr., Accounting Branch Chief, at
(202)
942-1947 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

							Sincerely,


							Larry M. Spirgel
							Assistant Director




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Mr. Kendall W. Cowan
Alamosa Holdings, Inc.
April 7, 2005
Page 5